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EDITED TRANSCRIPT

EVENT DATE/TIME: JANUARY 06, 2012 / 04:00PM GMT

OVERVIEW:
CMC reported 1Q12 net sales of $2b and net earnings of $107.7m or $0.93 per share.

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JANUARY 06, 2012 / 04:00PM GMT, CMC - Q1 2012 Commercial Metals Co Earnings Conference Call

CORPORATE PARTICIPANTS

Joe Alvarado Commercial Metals Company - President & CEO

Barbara Smith Commercial Metals Company - CFO

CONFERENCE CALL PARTICIPANTS

Luke Folta Jefferies & Company - Analyst

Brent Thielman D.A. Davidson & Co. - Analyst

Brian Yu Citigroup - Analyst

Sal Tharani Goldman Sachs - Analyst

Evan Kurtz Morgan Stanley - Analyst

Aldo Mazzaferro Macquarie Research - Analyst

Michael Gambardella JPMorgan - Analyst

Kuni Chen CRT Capital Group - Analyst

Chuck Bradford Affiliated Research Group - Analyst

Barry Vogel Barry Vogel & Associates - Analyst

Jeff Cramer UBS - Analyst

Louis Sarkes Chesapeake Partners - Analyst

PRESENTATION

Operator

Hello, everyone, and welcome to today’s Commercial Metals Company first-quarter fiscal 2012 earnings call. As always today’s call is being recorded.

After the Company’s remarks we will have a question-and-answer session and we will have a few instructions at that time.

I would like to remind all participants that during the course of this conference call the Company will make statements that provides information other than historical information and will include projections concerning the Company’s future prospects, revenues, expenses, or products. These statements are considered forward-looking statements and may involve speculation and are subject to risks and uncertainties that could cause actual results to differ materially from these projections.

These statements reflect the Company’s beliefs based on current conditions, but are subject to certain risks and uncertainties that are detailed in the Company’s press release and public filings. When possible, and as necessary during this call, we will identify those forward-looking statements which are based on management’s current expectations and other information that may be currently available.

Some numbers presented will be non-GAAP financial measures and reconciliations can be found in the Company’s press release. Although CMC believes these statements are made based on management expectations and assumptions, CMC offers no assurance that events or facts will happen as described here or are wholly accurate without exception. More information about risks and uncertainties relating to any forward-looking statements can be found in CMC’s latest 10-Qs and 10-K available on both the Company’s and the SEC’s websites.

And all statements are valid only as of this date. CMC does not assume any obligation to update them as a description of future events, new information, or otherwise.

And now, for opening remarks and introductions, I will turn the call over to the President and CEO of Commercial Metals Company, Mr. Joe Alvarado.

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JANUARY 06, 2012 / 04:00PM GMT, CMC - Q1 2012 Commercial Metals Co Earnings Conference Call

Joe Alvarado - Commercial Metals Company - President & CEO

Thank you and good morning, everyone. We appreciate you joining us to discuss CMC’s first-quarter fiscal 2012 results.

I will begin with some highlights on the first quarter and will provide an update on the progress we are making on a number of important initiatives we discussed with you last quarter. Barbara will then provide the financial details on the quarter and I will close with some comments on our outlook for the second quarter of fiscal 2012, at which time we will open up the call to questions.

Before proceeding with our discussion on the quarter, as many of you know, Carl Icahn and his affiliated entities announced the intention to nominate three candidates for election to CMC’s Board and make certain other proposals at the Company’s annual meeting. In December, Mr. Icahn also launched a tender offer to acquire CMC. After a thorough review, our Board made the unanimous recommendations that CMC shareholders reject Mr. Icahn’s offer and not tender their shares as the Board believes the offer is not in the interest of all CMC shareholders.

There have been a number of communications stating our position and full information is available in our public filings with the SEC. However, I would like to reiterate a few key points. First, our Board believes Mr. Icahn’s offer substantially undervalues CMC. It is opportunistically timed to a low point in the business cycle.

Second, Mr. Icahn’s offer has been made at a time when our new management, supported by a strong Board that has also undergone significant change, is effectively executing our strategic plan. This plan had is yielding positive results and creating momentum as evidenced by our financial performance.

Finally, Mr. Icahn has put forth nominees who we believe are not qualified to serve and who will only further Mr. Icahn’s attempt to acquire CMC at a low price. In short, we believe there is significant value potential at CMC and that all shareholders should benefit.

Having said that, our focus today is on the business results for the first fiscal quarter 2012 and the good progress we are making. Therefore, we will not be commenting further about this matter on this call.

So turning to our results as noted in our press release this morning, we reported net sales of $2 billion for fiscal 2012 first quarter ended November 30, 2011, an increase of 12% from first-quarter 2011 sales of $1.8 billion. We also reported net earnings of $107.7 million, or $0.93 per share, in this year’s first quarter compared to net earnings of $651,000, or $0.01 per share for last year’s first quarter.

Barbara will walk you through all the details in a moment including the impact of discontinued operations.

In addition to substantially improved earnings in the quarter, we generated $38 million of cash from operations which also represents a significant improvement from a year ago. I am also pleased to report that our Board approved our quarterly dividend of $0.12 per share, marking the 189th quarter in a row of consistent dividends.

Given industry dynamics, including the fact that we normally see some seasonal slowdown toward the end of the first quarter due to inclement weather and the approaching holiday season, we were pleased to see the volumes of our mills and fabrication operations remain comparable to the fourth quarter of last year. Selling prices for this year’s first quarter were higher than last quarter even though scrap prices declined slightly in the period. We were also encouraged to see our backlog increase slightly over the fourth-quarter backlog.

We were also pleased by continued improved performance in most of our segments. We continue to generate strong profits from the Americas Mills segment which had an adjusted operating profit of $57.9 million compared to last year’s first-quarter adjusted operating profit of $34.1 million. Tons shipped, average sales prices, and metal margins all improved when compared to the same quarter a year ago.

Our mills operated at 78% of capacity compared to 72% in the first quarter last year. And our new world-class low-cost micro mill in Arizona continues to set new benchmarks in their operating statistics and achieved another quarter of profitability.

Our International Mills segment, which following our decision to exit our Croatian operations now consists solely of our Polish mill recycling and fabrication operations, reported an adjusted operating profit of $9.8 million this quarter compared to $6.4 million in 2011’s first quarter. Similar to the Americas Mills, volume selling prices and metal margins all increased over last year’s first quarter.

Our Polish mill continues to be well-positioned for the high level of construction activity in that market. Apparent steel consumption in Poland increased year over year and the demand outlook remains favorable going forward. Higher selling prices and metal margins reflect the benefits of our strategy to increase sales of higher-margin merchant bar and wire rod products following our recent investment in our new flexible mill and Morgan block line.

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JANUARY 06, 2012 / 04:00PM GMT, CMC - Q1 2012 Commercial Metals Co Earnings Conference Call

In addition to improved product mix, we also shipped 79,000 tons of billets, taking advantage of our opportunities identified by our marketing and distribution team allowing for better mill utilization during a period of normal seasonal slowing. The mill achieved this performance in spite of an extended shutdown for planned maintenance that was also completed within the first quarter.

Looking at our Americas Recycling segment adjusted operating profit increased from $8.2 million for the first quarter 2011 to $20.8 million this quarter. Although the segment saw a drop in ferrous and nonferrous scrap prices toward the end of the quarter, overall ferrous prices and volumes were up over last year’s first quarter. Nonferrous prices and volumes were down slightly over last year’s first quarter due primarily to a downturn in copper prices.

As part of our effort to strategically invest in select businesses, we commissioned two new shredders at our Tulsa and Corpus Christi locations in December. These shredders will add more than 200,000 tons of shredding capacity depending on market need and available feedstock. This is another important element of our strategy to grow our profitable recycling segment with third-party sales and to secure supply for our manufacturing operations.

Our International Marketing and Distribution segment; after nine profitable quarters in a row, we incurred an adjusted operating loss of $4.1 million this quarter. This was primarily due to a charge incurred on long positions we held on iron ore purchase contracts. Iron ore prices decreased over 30% during the quarter before beginning to recover.

Due to the rapid decline in price, ordinary customers for the product withheld orders until the market stabilized. Iron ore prices have since recovered to an average of $145 per ton for the past 30 days. If prices hold or improve, we would anticipate some recovery of write-down of these purchase commitments in future quarters.

Looking at our Fabrication segment we recorded quarter-on-quarter improvement. Recent actions to rationalize some of our fabricating locations in the Americas helped reduce the quarterly adjusted operating loss to $7.4 million, a significant improvement to last year’s first quarter adjusted operating loss of $22 million. Our backlog grew as average fabricated sales prices increased $136 per ton over last year’s first quarter and $30 per ton over the prior quarter.

The fabrication backlog continues to show modest growth. This along with higher prices is a real positive trend for the future profitability of this segment.

Before I wrap up I would provide a brief update on the exit from our Croatian operations. The employees of our Croatian pipe mill carried out the plan to complete production of the remaining orders in this quarter and are now in the final phases of shipping those orders. We have begun the process of communicating with parties interested in purchasing the mill or the mill’s assets.

Except for a few employees involved in the final shipments or in shutting down operations, the remainder of employees have been released and associated severance costs were recorded in the first quarter. We forecast the cost of this operation to be greatly reduced in the following months.

With that overview I would like to summarize with a few important points. I am pleased with our progress and believe the benefits from implementing a broad range of key initiatives are beginning to accrue to the bottom line as evidenced by our quarterly profit of $107.7 million. We continue to take steps to increase profitability in our core businesses during what remains challenging times in our industry.

We further believe we are taking the right actions that will allow us to strengthen our competitive position, serve our customers in a more effective matter, and to continue to improve shareholder returns going forward.

With that I will turn the discussion over to Barbara Smith, Senior Vice President and Chief Financial Officer. Barbara?

Barbara Smith - Commercial Metals Company - CFO

Thank you, Joe, and good morning, everyone. As Joe mentioned, for the first quarter 2012 we reported net earnings of $107.7 million, or $0.93 per share. Included in the results for the quarter was a tax benefit of $102 million, or $0.87 per share, related to ordinary worthless stock and bad debt deductions from the investment in the Company’s Croatian subsidiary. This tax benefit is forecasted to reduce income taxes payable for fiscal 2012 and future years.

During the same period for 2011 we recorded net earnings of just under $1 million, or $0.01 per share, and are therefore pleased with the increase in earnings of just over $107 million. Our discontinued operations, which consists primarily of the Croatian pipe mill, had a net loss of $17.3 million, or $0.14 per share for this year’s first quarter.

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JANUARY 06, 2012 / 04:00PM GMT, CMC - Q1 2012 Commercial Metals Co Earnings Conference Call

On October 7, 2011, we announced our decision to exit the Croatian pipe mill business by closure of the facility and sale of the assets. This quarter’s loss from discontinued operations includes approximately $18 million of severance costs related to the closure of the melt shop and pipe mill.

Collectively our US steel mills generated an adjusted operating profit of $58.4 million for the quarter compared to $29.1 million during the same period last year. Net sales of $486 million were up 25% from last year’s first-quarter sales of $390 million. We recorded a pretax LIFO income of $900,000 compared to an expense of $10.5 million for the first quarter a year ago.

Metal margins were higher at $322 per ton during the first quarter of 2011 when compared to the $314 per ton in the fourth quarter of 2011 and $293 per ton in the first quarter of 2011. Our copper tube mill reported an adjusted operating loss of $500,000 with pretax LIFO income of $1.7 million in the first quarter. Compares with $5 million in adjusted operating profit for the pretax LIFO expense of $1.6 million that was reported in the first quarter of 2011.

The drop in copper prices in the first quarter had a negative impact on results for the quarter compared to the prior quarter. Average copper selling price in the current quarter was $4.30 per pound as compared to $4.84 per pound in the prior quarter. Our Americas Recycling segment experienced another solid quarter and delivered $20.8 million adjusted operating profit in the quarter, including a pretax LIFO income of $10.6 million. This compares to first quarter of 2011 adjusted operating profit of $8.2 million.

Average ferrous scrap sold for $351 per short ton during the first quarter, which represented a 24% increase over the $284 per ton short ton reported in the first quarter of 2011. Average sales price on non-ferrous scrap was $2,900 per short ton, which was slightly down quarter over quarter.

We shipped a total of 538,000 tons of ferrous scrap, which was up 9% over last year’s first quarter, and we shipped 60,000 tons of non-ferrous scrap, which was down 5% over last year.

Our Americas Fabrication segment recorded an adjusted operating loss of $7.4 million for the quarter compared to an adjusted operating loss of $22 million in the first quarter of 2011. As noted, although the segment continues to be affected by an overall difficult fabricated steel market, our recent restructuring actions helped to lower costs and reduce the adjusted operating loss for the quarter.

Pretax LIFO income of $9.7 million was also recorded in the first-quarter result as compared to a LIFO income of $6.2 million for the comparable quarter a year ago. The average selling price for Americas Fabrication increased $105 per ton over last year’s first-quarter average selling price of $880 per ton.

Our steel-making operations in Poland continue to benefit from a strong Polish economy. CMCZ reported an adjusted operating profit of $9.8 million for the quarter compared to an adjusted operating profit of $6.4 million for the same period last year, despite incurring the down time and costs of the major scheduled maintenance during the quarter.

CMCZ shipped 378,000 tons in the first quarter of 2012, of which 79,000 tons were billets, as compared to 356,000 tons shipped in the first quarter of 2011, of which 50,000 tons were billets. The unit melted 433,000 tons as compared to 361,000 tons for the same period in 2011 and they rolled 353,000 tons during the first quarter compared to 307,000 tons during the first quarter 2011.

The strength of the local economy benefited us yielding an average selling price of PLN1,932 per ton compared to PLN1,650 per ton for the same period last year, an increase of 17%.

CMC’s International Marketing and Distribution segment reported an adjusted operating loss of $4.1 million for the first quarter of 2012 as our raw material marketing division incurred a loss on long positions we held on iron ore contracts during the quarter. This compared to an adjusted operating profit of $24.2 million during the first quarter of 2011.

Capital expenditures were $30 million for the first quarter. Overall our balance sheet remains strong. Cash and short-term investments totaled $228 million as of November 30, 2011.

In late December, after the quarter end, we amended our credit and receivables purchase agreements. The new credit agreement provides access to $300 million over a five-year period with the option to increase total capacity by an additional $100 million. In addition to improved funded pricing under the credit agreement the commitment fee will provide annual savings in excess of $1.3 million.

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JANUARY 06, 2012 / 04:00PM GMT, CMC - Q1 2012 Commercial Metals Co Earnings Conference Call

The receivables purchase agreement was also amended which increase the funding capacity to $200 million and extended the term for a period of three years. The receivables purchase agreement provides liquidity at cost effective funded pricing. When combined with the credit agreement, the Company maintains a total borrowing capacity of $500 million. These agreements will provide us with the liquidity to grow our business over the long term.

In addition to our amended credit facilities and receivables purchase agreements, we continue to maintain significant unused, uncommitted credit lines that give us a great deal of flexibility to adapt to changing markets.

These conclude my remarks. Thank you very much. I will now turn it back over to Joe for the outlook.

Joe Alvarado - Commercial Metals Company - President & CEO

Thank you, Barbara. In summary, we had a strong first quarter. We reported $107.7 million in net income, generated $38 million in cash from operations, declared our regular dividend for the 189th straight quarter, completed our plan to wind down operations in Croatia, completed our plan to adjust our fabricating cost structure with improved competitive and financial performance in this segment, commissioned two new shredders in December as a part of our strategy to grow this profitable segment, largely completed actions to reduce the operating cost structure which will result in run rate savings of approximately $33 million per year, and amended our credit agreement to provide liquidity for the Company to grow — to continue to grow.

With respect to our second-quarter 2012 outlook, we currently anticipate that business activity will be similar to that which we experienced last quarter and most of 2011. Our second quarter is historically our slowest quarter due to weather-related slowdowns in construction and holiday seasons around the world. We do expect scrap prices to rise in the latter weeks of the second quarter, which should benefit our recycling operations, although our mills and fabrication operations could temporarily experienced metal margin compression.

We remain encouraged with the progress we are making on improving our operating cost structure and cash flows. The cost of discontinued operations should also be lower in the second quarter. Our backlog remains slightly higher than the last quarter and with improved prices. Accordingly, volume should remain steady in the second quarter.

We forecast the second quarter of 2012 to be another profitable quarter. We are pleased with our momentum and look forward to continuing to build on our progress in 2012 and beyond.

Thank you for your attention. At this time we will now open the call up to questions.

QUESTION AND ANSWER

Operator

(Operator Instructions) Luke Folta, Jefferies.

Luke Folta - Jefferies & Company - Analyst

Good morning, Joe and Barbara. Quick question on the backlogs. You had talked about some pricing improvement there and said that you had seen some volume improvement as well.

Just wanted to see if I can get some more color on how much improvement you have seen in regards to the volumes and kind of what is your initial expectations in terms of calendar year 2012 that you think we can see as far as construction volume recovery.

Joe Alvarado - Commercial Metals Company - President & CEO

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JANUARY 06, 2012 / 04:00PM GMT, CMC - Q1 2012 Commercial Metals Co Earnings Conference Call

Yes, the backlog volumes are only modestly greater than they were a quarter ago so that is pointing to some steady business. I guess when we think about moving forward and looking ahead our operating rates of about 78% — 75%, 78% are well below where we would like them to be, but we have demonstrated the ability to make money at that level.

There is some strength in the market. I wish we could tell you concretely it’s across the board. It’s more isolated and regional, as we have talked about before, but there is a better sense in the market of construction activity being more related to commercial than the bigger broader market of infrastructure spending.

There still isn’t much momentum for that. In fact, it’s fading but commercial activity seems to be off-setting it really to the same degree. And with a little bit of strength in the economy — the jobs figures that were reported this morning were encouraging — we could see an improvement in demand overall as the year builds.

Luke Folta - Jefferies & Company - Analyst

Okay. And just the second question on your international trading operations. Do you think the losses that were incurred in response to the iron ore price movement is that something that is going to carry into the February quarter?

Joe Alvarado - Commercial Metals Company - President & CEO

No, we should — if anything, we will recover some of that into the February and — well, into the third and fourth quarter. The iron ore commitments are made over a longer period of time, and as it stands now the loss that was incurred was primarily as a result of mark-to-market. On the mark-to-market basis now we have recovered some of those losses, so we don’t anticipate any huge hangover from that.

But, like any trading activity or distribution activity that we are engaged in, there are going to be periods where we haven’t perfected. Over time the iron ore business has been very good for us, but when prices fall 30% it causes markets to jitter. And we work with our customers and work with our vendors to get through that. This, unfortunately, was an unprecedented decline in prices in a very short period of time.

Luke Folta - Jefferies & Company - Analyst

Understood. Okay, thank you very much.

Operator

Brent Thielman, D.A. Davidson.

Brent Thielman - D.A. Davidson & Co. - Analyst

Good morning. Just on fabrication, excluding some of the restructuring actions you have taken, did you see improvement in profitability for sort of the ongoing operations you have there?

Joe Alvarado - Commercial Metals Company - President & CEO

Yes, when we talked about this before, Brent, we have to differentiate in segment by market. The central region is a good region for us. The central region really is — the Texas and the four state area that surrounds us in Texas.

Our eastern region is continuing to see some improvement even in Florida, which is a market that had been pretty dormant for us. We talked about that market struggling. There is more construction activity and again a lot of it commercial.

Where we struggle the most or where demand is most slack or where prices are most competitive in the fab business remains the West Coast. Now our Arizona mill is profitable and it’s part of the West Coast region as we manage the business. That gets buried in our mill segment reporting but it’s a profitable business for us. But we are being forced to ship longer distances than was originally intended for that micro mill and, hence, that is borne by the fab business and has a tendency to depress margins there.

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JANUARY 06, 2012 / 04:00PM GMT, CMC - Q1 2012 Commercial Metals Co Earnings Conference Call

So we have seen margin improvement because of our prices. We are better cost coverage. So it’s not just higher prices but better margins in the fab segment that allow us to improve our results quarter on quarter.

Brent Thielman - D.A. Davidson & Co. - Analyst

Okay, that is helpful. Then on the Polish mill, could you quantify how much sort of maintenance costs and downtime impacted the quarter? And as a second part to that can you just talk about kind of the backlog and level of activity you are seeing in Poland right now?

Joe Alvarado - Commercial Metals Company - President & CEO

You know what, you have just asked a really good question and you have stumped us as I looked around the room here. We will have to get back to you on that figure. We had a couple outages — one in the mill and one in the melt shop.

Barbara Smith - Commercial Metals Company - CFO

Yes, and the outage probably was about $2.5 million of expense in the quarter.

Joe Alvarado - Commercial Metals Company - President & CEO

Okay, thanks.

Brent Thielman - D.A. Davidson & Co. - Analyst

And just sort of the level of activity you are seeing in the backlog at the mill?

Joe Alvarado - Commercial Metals Company - President & CEO

In Poland?

Brent Thielman - D.A. Davidson & Co. - Analyst

Yes.

Joe Alvarado - Commercial Metals Company - President & CEO

The backlog is a strong backlog quarter on quarter. Compared to a year ago a little bit different; lighter than last year but we maintain a good strong backlog there.

The Northern European markets are different than Southern Europe. We haven’t seen fall-offs as are reported in some of the Southern European markets. I think we are more closely aligned with Scandinavian and the German market, which remains strong.

Barbara and I were talking ahead of the call; this is a question that comes up repeatedly about Poland. I don’t want to say it’s an island unto itself, but it’s a strong market with strong steel demand, growth in the industrial sector. Nothing is immune to market fluctuation, particularly when there is a lot of pressure on the euro, but for the most part demand has remained strong, construction activity has remained strong, and we are still projecting good GDP growth in Poland.

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JANUARY 06, 2012 / 04:00PM GMT, CMC - Q1 2012 Commercial Metals Co Earnings Conference Call

Brent Thielman - D.A. Davidson & Co. - Analyst

Okay, that is helpful. Thank you, good luck in the quarter.

Operator

Brian Yu, Citigroup.

Brian Yu - Citigroup - Analyst

Thanks and Happy New Year and hope it’s a better one, Joe and Barbara.

Joe Alvarado - Commercial Metals Company - President & CEO

Thank you.

Barbara Smith - Commercial Metals Company - CFO

Thanks, Brian.

Brian Yu - Citigroup - Analyst

My question first, Joe, is with the guidance. With regard to recycling you said that you expect higher scrap prices to benefit recycling operations second quarter. The fiscal 1Q results were already pretty good, actually a lot higher than what we have seen historically. Am I to imply by that statement you actually expect results to get even better improved sequentially in 2Q?

Joe Alvarado - Commercial Metals Company - President & CEO

Right now what we are looking at is a pretty big spike in scrap prices as we see it today, and I am talking about June. December was up and January is now up as well. In the range of — I am going to put a broad range on its, say, $25 to $35 a ton. It ranges by commodity pretty significantly.

That is the second month in a row of a fairly significant bump and we will see some benefit from that in January as we did in December. But at the same time, we would expect that those prices would stabilize in February. Could be wrong. We have had projections that scrap prices would continue to escalate, but right now our view is that it would be more stable in February.

So, overall, the quarterly performance of recycling should reflect those better prices and at least steady results quarter on quarter.

Brian Yu - Citigroup - Analyst

Okay. And you touched a bit on this before, with fabrication we are still seeing fairly steady volumes there despite the growth in backlog. When would you expect that backlog to translate into higher fabrication volumes? And is there any outlook you can provide on when that operation might begin to break even?

Joe Alvarado - Commercial Metals Company - President & CEO

The fabrication part, you are talking specifically about fabrication and increased activity?

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JANUARY 06, 2012 / 04:00PM GMT, CMC - Q1 2012 Commercial Metals Co Earnings Conference Call

Brian Yu - Citigroup - Analyst

Yes.

Joe Alvarado - Commercial Metals Company - President & CEO

That is kind of the question I tried to answer with the question from Brent.

The markets remain oversupplied. There is plenty of fabricating capacity, so it’s a very competitive business. But there really needs to be some sort of stimulus, whether it comes from government for infrastructure, which we are not counting on because there isn’t funding, or whether it comes from the commercial sector.

As I tried to explain, the commercial sector seems to have momentum of its own. In other words, there are commercial projects which are starting to move forward despite the lack of direction or positive influence from Washington on budgets or policy. And I think it maybe is a reflection of pent-up demand partly.

Partly it’s a reflection of people moving ahead with projects because raw material prices have been fairly reasonable. If you are going to proceed with a project that you have on the books, you may as well go ahead with that project.

So we have seen more commercial activity, but there isn’t — without strong demand on the commercial side and what I will call the public infrastructure side it’s still going to be a very competitive market. We are, like others, projecting that 2012 will not be a breakout year. We have got some time to go before construction demand improves.

Brian Yu - Citigroup - Analyst

Okay, so you don’t necessarily —

Joe Alvarado - Commercial Metals Company - President & CEO

That answer your question, Brian?

Brian Yu - Citigroup - Analyst

Yes, I guess I was thinking we have been seeing your backlog grow the last several quarters yet when we look at the fabrication and shipment volumes it has been at this 1 million ton per year or roughly 250,000 ton per quarter mark for quite some time. I was kind of thinking, well, if backlog is improving you should see a pickup in volumes there too and I am just trying to figure out why there is a bit of a disconnect.

Barbara Smith - Commercial Metals Company - CFO

Well, you are probably not going to see it in our second quarter because of inclement weather starting to impact. Of course, less of an impact in our central region. So probably you will see a normal seasonal pickup our third quarter.

But as Joe said, for our planning purposes we are still saying that 2011 will not — or 2012 won’t be significantly better than 2011, especially as you move through the year and you move closer to the election that could tend to create a little bit of uncertainty and pull back waiting to see the outcome of the election. But eventually it will flow through into our shipments.

Operator

Sal Tharani, Goldman Sachs.

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JANUARY 06, 2012 / 04:00PM GMT, CMC - Q1 2012 Commercial Metals Co Earnings Conference Call

Sal Tharani - Goldman Sachs - Analyst

Thank you. Good morning, guys. Barbara, can you break down your LIFO credit, where was a major chunk of it went to? And also on the guidance, when you say better quarter on scrap I was just wondering are you looking at — are you excluding the LIFO impact because as the prices are going up you might incur a LIFO charge next quarter?

Barbara Smith - Commercial Metals Company - CFO

Yes, for sure in this quarter, you know assuming prices rise, we are going to have to give back some of the LIFO benefit that we got in this quarter, but we are not expecting to give it all back. If you look at the LIFO benefit in this current quarter, there was a little bit of a benefit in the mills but most of it was sort of half and half between recycling and fab.

Sal Tharani - Goldman Sachs - Analyst

Okay, great. Just one question on Poland. The second quarter is generally the slowest quarter over there because of the weather. I was just wondering what prompted you to take the downtime in the first quarter versus the second quarter, which generally is much lower and you have less activity.

Joe Alvarado - Commercial Metals Company - President & CEO

Sal, there are a couple factors that are involved in that. We also have some scheduled outages in the second fiscal quarter that come over the holidays. We have the holidays and we are just trying to match the timing and availability of resources. We had an opening that we had planned for and just took advantage of it.

We mentioned in our comments that we had some export orders as well, so overall as we wind into seasonal adjustments in Poland there are opportunities to do that kind of maintenance. So as opposed to thinking about it as when it’s only slack and the weather is bad, there is some work that we do that has to be done ahead of that and helps us to lay it over a longer period of time.

The objective, obviously, whether it’s in Poland or whether it’s in the US, is to get all of that work done before our fiscal third quarter, before the spring quarter, because that is what we have to be ready to run. So how we spread it really becomes the function of resources availability and timing and spreading the work over a quarter because we have other work that is being done.

Sal Tharani - Goldman Sachs - Analyst

Great. Thank you very much.

Operator

Evan Kurtz, Morgan Stanley.

Evan Kurtz - Morgan Stanley - Analyst

Good morning, Joe and Barbara. Question on Polish demand also, I know the Euro Cup is this summer. I was just wondering do you have a sense from your downstream operations there how much of the surprising strength that you are talking about in demand in that part of the world might be driven by the Euro Cup. And if not, what do you think is driving that and how susceptible is that to a downturn?

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JANUARY 06, 2012 / 04:00PM GMT, CMC - Q1 2012 Commercial Metals Co Earnings Conference Call

Joe Alvarado - Commercial Metals Company - President & CEO

The Euro Cup was something that benefited us in prior quarters. Certainly there was a lot of construction activity related to stadium and infrastructure and highway. Some of the highway work continues — in fact, the highway work is still pretty strong in the aggregate — but there are other segments of the economy that also remained strong.

Housing in Poland, as differentiated from multiunit housing in the United States, which is mostly wood construction based, is concrete and rebar based or concrete and mesh based in Poland. So there are other — that is one segment that is pretty good is the housing market.

Energy markets are good. Rail markets; a lot of rail infrastructure that is being built up. We don’t anticipate a collapse because the overall projected demand for steel and continued strength in the Polish economy we think will offer us plenty of opportunities.

At the same time, Evan, remember that part of what we have talked about in Poland is having diversified our product offering. The investments that we made allow us to sell more merchant products, so one of the reasons that the second quarter will be a better quarter for us than it might have been in prior years is because of increased value-added products — merchant and wire rod.

Evan Kurtz - Morgan Stanley - Analyst

Got it. That is helpful. And then just one other question, I saw Turkish rebar import license spike up in December. Wondering what you are seeing on the ground as far as imports coming into the US market at this point?

Joe Alvarado - Commercial Metals Company - President & CEO

The Turks did that this last year. Well, actually — yes, it was last year officially in about February timeframe. February/March it was about 100,000 tons and then they dropped out of the market. That probably was coincidental with some of what was going on in the Middle East and decline in activity, and then the Turkish market itself picked up and reflected pretty strong demand from the Turkish economy.

They are going to do this from time to time and that is kind of the way they operate. They will move a lot of tons at one time and then withdraw from the market.

Mexican producers are a little bit more consistent and certainly much more disciplined than dropping large quantities at one time. But we don’t see that as being sustainable because the Turkish economy is pretty strong and the Middle East demand continues to grow, so they don’t need to ship all the way to the United States to find a market when they have markets close to home.

Evan Kurtz - Morgan Stanley - Analyst

Okay, great. Thank you.

Operator

Aldo Mazzaferro, Macquarie.

Aldo Mazzaferro - Macquarie Research - Analyst

Hi, Joe and Barbara. How are you? Just a quick question on the iron ore side.

Just quickly I wonder if you could just tell us how big the mark-to-market charge was in the quarter. Then I also was wondering if you could just comment on some trends we have been seeing that the iron ore market in Asia seems to be getting a little tighter lately. I am wondering if you are seeing that in your order books in the marketing and distribution side.

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JANUARY 06, 2012 / 04:00PM GMT, CMC - Q1 2012 Commercial Metals Co Earnings Conference Call

Joe Alvarado - Commercial Metals Company - President & CEO

I wouldn’t call it tight as much as I would call it stable, Aldo. At this time of year going into the Chinese New Year no one is going to build up stock. Chinese New Year is January 23 and what is supposed to be a one-week holiday turns into more like a three-week holiday. So it is really February where we will be seeing any changes in demand.

There have been reports that prices are continuing to escalate, including export prices, so that reflects some cost pressure in China, I think, more than anything else. But being steady going into Chinese New Year is pretty good. Most are projecting that while there will be no inventory build there will be no spike in pricing but some stability, and we would expect the same. However, after Chinese New Year becomes a function of overall demand.

And there haven’t been stimulus programs in China as were anticipated. If any were to be introduced that would be a positive. Obviously ore pricing, without getting into details, is pretty much driven by what the big guys do and the rest of us are supporting the market with whatever we can ship.

As for the mark-to-market, we would rather not get into details of contracts that we have engaged in. I wish I could help (multiple speakers).

Aldo Mazzaferro - Macquarie Research - Analyst

I am just wondering if that division was profitable before the charge or not. I guess from your statements (multiple speakers) go ahead.

Barbara Smith - Commercial Metals Company - CFO

Aldo, I think the division would have generated profits consistent with what you have seen in recent quarters. In fact, I think absent that it would have been like their second-best quarter in recent history. So it was a really unfortunate situation where you had that 30% decline and the accounting requirements; since we had firm purchase commitments at a set price then we had to market down.

As Joe said earlier, we are working with our customers and we are confident that we will sell that ore into the market in future periods and that we will be able to recover back some of that. Maybe not all of it, but some of it.

Aldo Mazzaferro - Macquarie Research - Analyst

Okay. And then I guess regarding the big gorilla in the room, I know you don’t want to comment but did Mr. Icahn’s message that he would backstop the deal at $15 and let you guys put it up for sale did that change your thinking at all on strategy?

Joe Alvarado - Commercial Metals Company - President & CEO

Aldo, when you said the big gorilla in the room I thought you were talking about me. I was kind of embarrassed by that. We really don’t want to comment on any of that, Aldo, so I am sure you can appreciate that that is why we opened with comments about the deal. Our Board has been pretty clear in their view and we will just leave it at that.

Operator

Michael Gambardella, JPMorgan.

Michael Gambardella - JPMorgan - Analyst

Good morning, Jo and Barbara. Non-res construction is clearly your biggest end market, especially here in the US, and it has been abysmal for a number of years now. One of the other companies I cover commented to me that their non-res construction related business is operating today at around 30% of where it was in the 2005 to 2007 period. Do you have an order of magnitude for that number for Commercial Metals?

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JANUARY 06, 2012 / 04:00PM GMT, CMC - Q1 2012 Commercial Metals Co Earnings Conference Call

Joe Alvarado - Commercial Metals Company - President & CEO

Well, we will see if we can figure out the math here while we are talking. Most of our book used to be we will call non-res commercial related activity. About 70% of our book, whether we look at it on a booking basis or on a shipment basis, if it’s going out the door.

That went down to as low as 30% and it has recovered more to the 40%; I will call it 40% range of our business activity. So, yes, it’s off significantly and continues to be so, but there has been some strength. As I said, we were at 30%. It’s more around the 40% range on average.

That will vary region to region. It’s certainly much stronger in the Central region. Our Western and Eastern regions are still more predominantly dependent upon public monies and infrastructure work.

Michael Gambardella - JPMorgan - Analyst

And in the Central what types of projects are you seeing?

Joe Alvarado - Commercial Metals Company - President & CEO

Well, the central region is an interesting region because there is still oil money and so there is some projects that are related to energy companies and we will call it office complexes and related facilities. But there has also been a fair amount of other public projects.

I will use Dallas as an example. Parkland Hospital is being expanded and it’s a double expansion. The George Bush Library is another example. There is still good highway work in Northern Texas.

Houston is not nearly as strong. It’s a market that has potential for good recovery because energy producers have been making money and they do have strong demand. Exxon has some projects on the books that they haven’t released or only partly for a huge complex in Houston in the Woodlands. That is the kind of stuff that as it frees itself up will create substantial demand throughout the state as opposed to just Northern Texas.

Michael Gambardella - JPMorgan - Analyst

Okay, thank you very much.

Operator

Kuni Chen, CRT Capital Group.

Kuni Chen - CRT Capital Group - Analyst

Good morning, everybody. Happy New Year. I guess just question on the recycling business. So with the new shredders in place does that basically drive your volumes up maybe 8% to 10% this year? How should we think about that?

And then kind of in the longer-term context as we look out a year or two for recycling, the volume level is still kind of 20% to 25% below peak levels that we saw back in the 2008 timeframe. What does it take to get back to that level? Is that really just competition for shredder feedstock? If you could just give me some detail there.

Joe Alvarado - Commercial Metals Company - President & CEO

Well, first off, we did have a shredder in Corpus Christi that was shut down and we have relocated. And so in some respects that shredder, while it’s a bigger shredder that we are installing, it isn’t a significant change in shredder capacity. It’s just a restart.

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JANUARY 06, 2012 / 04:00PM GMT, CMC - Q1 2012 Commercial Metals Co Earnings Conference Call

And in Tulsa, while it’s a new shredder we have had yards up there and we have been collecting and moving product that we wouldn’t be able to shred ourselves and moving it to other markets. It could have come to Dallas it could have gone into export; there is river traffic that is associated with the Tulsa market, so we are moving it.

So we were collecting it and not processing it. Processing it gives us better control, better scrap, and better options, not only for third-party sales but for our own consumption. So in many ways it’s just a complement to our existing.

But as for making up the volume, the 25% to 30%, when our mills and everyone else’s and our customer mills are running harder and stronger is how that demand will recover. We are at 75%, 78% of capacity in that range and I venture to say our competitors and customers are operating in the same range.

Flat roll is a little bit differently as those operations are picking up, but for the most part we need stronger demand overall for the mills to run at higher rates and for scrap consumption to increase. Meantime, export markets are attractive and have been for the last couple years.

Kuni Chen - CRT Capital Group - Analyst

Right. Okay, and just as a quick follow on. On the CapEx side, Barbara, can you maybe breakdown — I think your range is $100 million-plus for the year. Can you break down some of the big chunks that are in there?

Barbara Smith - Commercial Metals Company - CFO

You mean by project?

Kuni Chen - CRT Capital Group - Analyst

Yes, if there are any kind of two or three big projects.

Barbara Smith - Commercial Metals Company - CFO

Well, let me — I guess I will answer it this way. For modeling purposes, we are still suggesting that CapEx will probably be in excess of $100 million, maybe [$130 million, $140 million] for the year. Probably see a little pickup of that in the second quarter; we are projecting slightly higher CapEx in the second quarter over the first quarter.

You know, it’s really a variety of things throughout the system. Joe mentioned we had work going on in Poland. We have some projects in South Carolina coming up. In Alabama the two shredders, that expense will be completing in this fiscal year. So there is not a big project like an Arizona or anything like that. It’s normal refurbishment of furnaces and that type of thing.

Operator

Chuck Bradford, Bradford Research.

Chuck Bradford - Affiliated Research Group - Analyst

Good morning. Can you talk a little bit about your scrap business? What percentage of the scrap that you generated in the first quarter was used internally?

Joe Alvarado - Commercial Metals Company - President & CEO

Chuck, about 40%. To be even more precise — I don’t have the exact number for the first quarter, but on average we are in the range of 40%, 42% quarter in, quarter out of what we process as ferrous gets consumed by our own facilities. The remainder of it goes to third-party sales.

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JANUARY 06, 2012 / 04:00PM GMT, CMC - Q1 2012 Commercial Metals Co Earnings Conference Call

Chuck Bradford - Affiliated Research Group - Analyst

And what percentage of your scrap needs were handled by your own yards, of the melt shop needs?

Joe Alvarado - Commercial Metals Company - President & CEO

It’s about the same, Chuck. Off the top of my head, about the same.

Yes, we buy a lot of third-party. We are doing the same math everyone else does in trying to manage our costs. Where it makes more sense to ship metallics we will ship it, but if we can buy locally we buy locally.

Chuck Bradford - Affiliated Research Group - Analyst

Okay, thank you very much. I guess I asked my two questions.

Joe Alvarado - Commercial Metals Company - President & CEO

You can get back in line, Chuck. We don’t mind.

Operator

Barry Vogel, Barry Vogel & Associates.

Barry Vogel - Barry Vogel & Associates - Analyst

Good morning, Barbara and Joe. On the corporate and eliminations line you had in your press release $29 million and I know that that number fluctuates a lot. It seems like a high number compared to last year which was $84 million. Can you explain why it was so high and what it might be for the year?

Barbara Smith - Commercial Metals Company - CFO

Yes, this quarter we had a big profit in inventory that flowed through eliminations. Of course, we will recapture that later as that product flows through fab.

We had an additional $4 million possibly in bonus accrual and that is this year. We are anticipating hitting our plan and so we are, therefore, accruing at a target level whereas last year the accruals were very low.

We have additional professional services largely associated with our matter that Joe discussed at the beginning of the call and, unfortunately, that is going to continue for some period of time. We did have some retirements and accelerated vesting of some options that we took in the quarter, and we had some additional severance associated with some of the overhead reductions that we announced back in October.

Barry Vogel - Barry Vogel & Associates - Analyst

Would you say that more than likely instead of being near the $80 million, $85 million area we are probably looking at $100 million-plus this year for that line?

Barbara Smith - Commercial Metals Company - CFO

You know, Barry, I didn’t really look at what a good projection would be for that for the coming — for this year. I can certainly take a closer look at that and talk to you off-line. But I think it will be probably consistent with where it has been historically.

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JANUARY 06, 2012 / 04:00PM GMT, CMC - Q1 2012 Commercial Metals Co Earnings Conference Call

Barry Vogel - Barry Vogel & Associates - Analyst

Okay, I will do that. And as far as depreciation and amortization, what is your best guess right now for this year?

Barbara Smith - Commercial Metals Company - CFO

Let me get the guys to give you a good number there, because we need to pull out the Croatia effect so it will be lower than it was last year. So I will give that to you before the end of the call.

Barry Vogel - Barry Vogel & Associates - Analyst

Okay, and then I have a couple of small items. There were two non-cash charges in your press release. One was for an inventory write-down of $5.9 million. Can you tell us which segment that was in?

Barbara Smith - Commercial Metals Company - CFO

That was Sisak, that was the Croatian just —

Barry Vogel - Barry Vogel & Associates - Analyst

Oh, that was part of the — so would that be part of discontinued ops?

Barbara Smith - Commercial Metals Company - CFO

Yes.

Barry Vogel - Barry Vogel & Associates - Analyst

Okay. And the asset impairment charge, it was small, about $1 million, where was that?

Barbara Smith - Commercial Metals Company - CFO

That was also Croatia.

Barry Vogel - Barry Vogel & Associates - Analyst

Okay. Do you expect any further write-downs going forward given what you have gone through over the last couple years?

Barbara Smith - Commercial Metals Company - CFO

I think we — no, we don’t other than we will have to await the outcome of the sale process and whether or not we will be able to fully recover what we wrote those assets down to. As you know, we had to do a fair market value analysis at the end of the year when we wrote them down and so assuming we can recapture that remaining amount. But we won’t know until the sale is concluded.

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JANUARY 06, 2012 / 04:00PM GMT, CMC - Q1 2012 Commercial Metals Co Earnings Conference Call

Operator

Jeff Cramer, UBS.

Jeff Cramer - UBS - Analyst

Good morning. You guys have obviously taken action in Croatia. I was just wondering if there were any other international businesses under review either for growth, exit, or otherwise.

Joe Alvarado - Commercial Metals Company - President & CEO

We dealt with the Croatia situation and we added assets when we made the acquisition of G.A.M. in Australia. Most of our physical assets are either in Australia and/or Poland. We have some mesh operations.

Among the shutdowns of fab businesses that we announced at the end of the year was a fab operation in Germany. So I don’t anticipate any other asset write-downs. We took a long hard look at underperforming units and that is how Croatia and some of the other rebar assets in North America and Germany were scrutinized, but I don’t anticipate anything else.

In Australia, there is — we are still struggling with a more difficult economy there. We might want to consolidate some operations or certainly we are going to continue to address our costs there, but I don’t anticipate anything really significant in the way of asset write-downs or anything like that.

Jeff Cramer - UBS - Analyst

Okay. And then just the impact, if any, on the marketing and distribution business from being downgraded to the high yield. I am kind of thinking maybe in terms of collateral or otherwise. And also were the — are the covenant requirements at your new credit facility the same as the previous facility as far as the tests?

Barbara Smith - Commercial Metals Company - CFO

The covenant requirements are the same. And with regard to your first question, obviously we are monitoring that carefully but at this point we haven’t seen a significant impact to our largely uncommitted lines that we used primarily to fund the working capital needs for our Marketing and Distribution segment.

Operator

Louis Sarkes, Chesapeake Partners.

Louis Sarkes - Chesapeake Partners - Analyst

Thank you. Mine was really a follow-up in terms of if you could break out or give us some sort of estimate of the additional charges related to some of the bid matters that you saw or that you incurred during the quarter in SG&A line.

Joe Alvarado - Commercial Metals Company - President & CEO

Bid matters in SG&A.

Barbara Smith - Commercial Metals Company - CFO

Okay. So I am sorry, you are wanting finer detail?

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JANUARY 06, 2012 / 04:00PM GMT, CMC - Q1 2012 Commercial Metals Co Earnings Conference Call

Louis Sarkes - Chesapeake Partners - Analyst

Yes, what was the aggregate amount that was spent on bid defense matters?

Barbara Smith - Commercial Metals Company - CFO

Oh, okay. For the current quarter you know probably a couple million bucks all total, but that amount we are probably going to see that grow.

Louis Sarkes - Chesapeake Partners - Analyst

Sure, okay.

Joe Alvarado - Commercial Metals Company - President & CEO

This is an expensive process whether we like it or not.

Louis Sarkes - Chesapeake Partners - Analyst

Understood. I just wanted just to get some idea as to what was the incremental amount in SG&A. Okay, thank you.

Barbara Smith - Commercial Metals Company - CFO

Before we go to our next call I just want to answer Barry’s question. For modeling purposes on depreciation and amortization something in the $135 million to $140 million.

Operator

Sal Tharani, Goldman Sachs.

Sal Tharani - Goldman Sachs - Analyst

Thanks. Joe, the 78% utilization rate you mentioned, can you break it down between the US and Poland? And also, how do you see the current quarter? I know it’s going to be lower because of weather-related issues, but how far down do you think you can go?

Joe Alvarado - Commercial Metals Company - President & CEO

We have been hovering in the 70% range, 70% to 75%, so utilization at 78% was pretty good for us. We are looking up the difference in Polish versus US. I can tell you that our Polish operations were running at fairly high levels. I want to say above the average — above the US average, but I don’t have that figure at my disposal. We will get back to you on that one.

Sal Tharani - Goldman Sachs - Analyst

Great, thank you.

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JANUARY 06, 2012 / 04:00PM GMT, CMC - Q1 2012 Commercial Metals Co Earnings Conference Call

Operator

Brian Yu, Citigroup.

Brian Yu - Citigroup - Analyst

Thanks. Joe, back at the trading business I had always thought that there was more agency type and you didn’t have any capital at risk or taking on any inventory risk. And obviously that is not the case.

Can you provide a breakout of what percentage of that trading is just purely agency and what percent is where you are taking on some inventory risk?

Joe Alvarado - Commercial Metals Company - President & CEO

You know, we nominally get involved in agency. That happens from time to time, but it’s hard to hold business unless there is some stake involved, either on the buy or the sell side. So I would say our agency is de minimis.

That is on the raw materials trading. When we get into steel trading it’s a mix of both, but even there what we try to do, Brian, is more back-to-back so that we are covered on our sales as opposed to taking positions. But in this case with the iron ore we are in a long position because of the precipitous fall and then negotiations with customers, which concluded with our having some exposure as the price was falling.

So for the most part if you are looking at at-risk capital I guess the question or the issue for us is we try to cover our sales consistently, and for the most part do, but oftentimes there are some exposures that result.

In terms of carrying hard inventory, we do a little bit of that in tubular products in the states and in SBQ, but for the most part our trading activities are back to back. And where we are involved in distribution, like in the UK as well as in Australia, we do take hard inventory positions. That is part of the business of distribution management.

Brian Yu - Citigroup - Analyst

All right, that is helpful. Thank you.

Operator

At this time I am showing no further questions in the queue. I will turn the conference back over to Mr. Alvarado for any closing comments.

Joe Alvarado - Commercial Metals Company - President & CEO

We have one more answer to provide on the amortization.

Barbara Smith - Commercial Metals Company - CFO

No, I provided the depreciation and amortization. Sal, back to your question on Poland utilization, their melt shop was pretty high utilization at around 90% but rolling was 68%.

Joe Alvarado - Commercial Metals Company - President & CEO

So that reflects the billet sales that we had.

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JANUARY 06, 2012 / 04:00PM GMT, CMC - Q1 2012 Commercial Metals Co Earnings Conference Call

So why don’t we go ahead and conclude? I guess at this point what I would like to say is we appreciate your time and attention and thank you for joining us on the conference call today. We look forward to meeting with many of our investors in the next coming weeks and we can answer any questions that you might have as a result of this or other questions that pop into mind.

Again, thank you very much for your time and attention. Goodbye.

Operator

Thank you. This concludes today’s Commercial Metals Company conference call. You may now disconnect.

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